Asbury Automotive Group, Inc.

2905 Premiere Parkway NW, Suite 300

Duluth, Georgia 30097

August 21, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asbury Automotive Group, Inc.

Registration Statement on Form S-4

File No. 333- 189531

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Asbury Automotive Group, Inc. (the “Registrant”), and the subsidiary guarantors of the Registrant listed as co-registrants under the Registration Statement (as defined below) and on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-189531) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 10:00 a.m. (New York City time) on August 26, 2013 or as soon thereafter as is practicable.

The Registrants acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning George A. Villasana, Vice President, General Counsel and Secretary of the Registrant at (770) 418-8246.

*        *        *

Thank you for your attention to this matter.

Very truly yours,

ASBURY AUTOMOTIVE GROUP, INC.

By:	/s/ George A. Villasana
Name: George A. Villasana
Title: Vice President, General Counsel and Secretary

Annex A

Co-Registrant	IRS Employer Identification Number
AF Motors, L.L.C.	59-3604214
ANL, L.P.	59-3503188
Arkansas Automotive Services, L.L.C.	27-1386071
Asbury AR Niss L.L.C.	84-1666361
Asbury Atlanta AC L.L.C.	58-2241119
Asbury Atlanta AU L.L.C.	58-2241119
Asbury Atlanta BM L.L.C.	58-2241119
Asbury Atlanta Chevrolet L.L.C.	58-2241119
Asbury Atlanta Hon L.L.C.	58-2241119
Asbury Atlanta Inf L.L.C.	58-2241119
Asbury Atlanta Infiniti L.L.C.	58-2241119
Asbury Atlanta Jaguar L.L.C.	58-2241119
Asbury Atlanta Lex L.L.C.	58-2241119
Asbury Atlanta Nis L.L.C.	58-2241119
Asbury Atlanta Toy L.L.C.	26-2192047
Asbury Atlanta VB L.L.C.	58-2241119
Asbury Atlanta VL L.L.C.	58-2241119
Asbury Automotive Arkansas Dealership Holdings L.L.C.	71-0817515
Asbury Automotive Arkansas L.L.C.	71-0817514
Asbury Automotive Atlanta II L.L.C.	26-1923764
Asbury Automotive Atlanta L.L.C.	58-2241119
Asbury Automotive Brandon, L.P.	59-3584655
Asbury Automotive Central Florida, L.L.C.	59-3580818
Asbury Automotive Deland, L.L.C.	59-3604210
Asbury Automotive Fresno L.L.C.	03-0508496
Asbury Automotive Group L.L.C.	23-2790555
Asbury Automotive Jacksonville GP L.L.C.	59-3512660
Asbury Automotive Jacksonville, L.P.	59-3512662
Asbury Automotive Management L.L.C.	23-3006304
Asbury Automotive Mississippi L.L.C.	64-0924573
Asbury Automotive North Carolina Dealership Holdings L.L.C.	56-2106587
Asbury Automotive North Carolina L.L.C.	52-2106838
Asbury Automotive North Carolina Management L.L.C.	52-2106838
Asbury Automotive North Carolina Real Estate Holdings L.L.C.	23-2983952
Asbury Automotive Oregon L.L.C.	52-2106837
Asbury Automotive Southern California L.L.C.	16-1676796
Asbury Automotive St. Louis II L.L.C.	26-2753770
Asbury Automotive St. Louis, L.L.C.	43-1767192
Asbury Automotive Tampa GP L.L.C.	13-3990508
Asbury Automotive Tampa, L.P.	13-3990509
Asbury Automotive Texas L.L.C.	13-3997031
Asbury Automotive Texas Real Estate Holdings L.L.C.	11-3816183
Asbury CH Motors L.L.C.	59-3185442
Asbury Deland Imports 2, L.L.C.	59-3629420
Asbury Fresno Imports L.L.C.	03-0508500
Asbury Jax AC, LLC	45-0551011
Asbury Jax Holdings, L.P.	59-3516633
Asbury Jax Hon L.L.C.	02-0811016
Asbury Jax K L.L.C.	36-4572826
Asbury Jax Management L.L.C.	59-3503187
Asbury Jax VW L.L.C.	02-0811020
Asbury MS Chev, L.L.C.	06-1749057

Co-Registrant	IRS Employer Identification Number
Asbury MS Gray-Daniels L.L.C.	64-0939974
Asbury No Cal Niss L.L.C.	05-0605055
Asbury Sacramento Imports L.L.C.	33-1080505
Asbury SC JPV L.L.C.	27-3565233
Asbury SC LEX L.L.C.	27-3565101
Asbury SC TOY L.L.C.	27-3564690
Asbury So Cal DC L.L.C.	33-1080498
Asbury So Cal Hon L.L.C.	33-1080502
Asbury So Cal Niss L.L.C.	59-3781893
Asbury South Carolina Real Estate Holdings L.L.C.	27-4085056
Asbury St. Louis Cadillac L.L.C.	43-1767192
Asbury St. Louis FSKR, L.L.C.	27-1076730
Asbury St. Louis Lex L.L.C.	43-1767192
Asbury St. Louis LR L.L.C.	43-1799300
Asbury St. Louis M L.L.C.	27-3214624
Asbury Tampa Management L.L.C.	59-2512657
Asbury Texas D FSKR, L.L.C.	27-1076393
Asbury Texas H FSKR, L.L.C.	27-1076640
Asbury-Deland Imports, L.L.C.	59-3604213
Atlanta Real Estate Holdings L.L.C.	58-2241119
Avenues Motors, Ltd.	59-3381433
Bayway Financial Services, L.P.	59-3503190
BFP Motors L.L.C.	30-0217335
C&O Properties, Ltd.	59-2495022
Camco Finance II L.L.C.	52-2106838
CFP Motors L.L.C.	65-0414571
CH Motors L.L.C.	59-3185442
CHO Partnership, LTD.	59-3041549
CK Chevrolet LLC	59-3580820
CK Motors LLC	59-3580825
CN Motors L.L.C.	59-3185448
Coggin Automotive Corp.	59-1285803
Coggin Cars L.L.C.	59-3624906
Coggin Chevrolet L.L.C.	59-3624905
Coggin Management, L.P.	59-3503191
CP-GMC Motors L.L.C.	59-3185453
Crown Acura/Nissan, LLC	56-1975265
Crown CHH L.L.C.	52-2106838
Crown CHO L.L.C.	84-1617218
Crown CHV L.L.C.	52-2106838
Crown FDO L.L.C.	04-3623132
Crown FFO Holdings L.L.C.	56-2182741
Crown FFO L.L.C.	56-2165412
Crown GAC L.L.C.	52-2106838
Crown GBM L.L.C.	52-2106838
Crown GCA L.L.C.	14-1854150
Crown GDO L.L.C.	52-2106838
Crown GHO L.L.C.	52-2106838
Crown GNI L.L.C.	52-2106838
Crown GPG L.L.C.	52-2106838
Crown GVO L.L.C.	52-2106838
Crown Honda, LLC	56-1975264
Crown Motorcar Company L.L.C.	62-1860414
Crown PBM L.L.C.	14-2004771
Crown RIA L.L.C.	52-2106838

Co-Registrant	IRS Employer Identification Number
Crown RIB L.L.C.	56-2125835
Crown SJC L.L.C.	81-0630983
Crown SNI L.L.C.	30-0199361
CSA Imports L.L.C.	59-3631079
Escude-NN L.L.C.	64-0922808
Escude-NS L.L.C.	64-0922811
Escude-T L.L.C.	64-0922812
Florida Automotive Services L.L.C.	26-3828097
HFP Motors L.L.C.	06-1631102
JC Dealer Systems, LLC	58-2628641
KP Motors L.L.C.	06-1629064
McDavid Austin-Acra, L.L.C.	11-3816170
McDavid Frisco-Hon, L.L.C.	11-3816176
McDavid Grande, L.L.C.	11-3816168
McDavid Houston-Hon, L.L.C.	11-3816178
McDavid Houston-Niss, L.L.C.	11-3816172
McDavid Irving-Hon, L.L.C.	11-3816175
McDavid Outfitters, L.L.C.	11-3816166
McDavid Plano-Acra, L.L.C.	11-3816179
Mid-Atlantic Automotive Services, L.L.C.	27-1386312
Mississippi Automotive Services, L.L.C.	27-1386394
Missouri Automotive Services, L.L.C.	27-1386466
NP FLM L.L.C.	71-0819724
NP MZD L.L.C.	71-0819723
NP VKW L.L.C.	71-0819721
Plano Lincoln-Mercury, Inc.	75-2430953
Precision Computer Services, Inc.	59-2867725
Precision Enterprises Tampa, Inc.	59-2148481
Precision Infiniti, Inc.	59-2958651
Precision Motorcars, Inc.	59-1197700
Precision Nissan, Inc.	59-2734672
Premier NSN L.L.C.	71-0819715
Premier Pon L.L.C.	71-0819714
Prestige Bay L.L.C.	71-0819719
Prestige TOY L.L.C.	71-0819720
Southern Atlantic Automotive Services, L.L.C.	37-1514247
Tampa Hund, L.P.	59-3512664
Tampa Kia, L.P.	59-3512666
Tampa LM, L.P.	52-2124362
Tampa Mit, L.P.	59-3512667
Texas Automotive Services, L.L.C.	27-1386537
Thomason Auto Credit Northwest, Inc.	93-1119211
Thomason Dam L.L.C.	93-1266231
Thomason Frd L.L.C.	93-1254703
Thomason Hund L.L.C.	93-1254690
Thomason Pontiac-GMC L.L.C.	43-1976952
WMZ Motors, L.P.	59-3512663
WTY Motors, L.P.	59-3512669